LINKTONE ANNOUNCES JOINT VENTURE WITH GREATDREAMS CARTOON INDUSTRY

SHANGHAI, China, June 28, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, announced today that the Company has formed a joint venture with Greatdreams Cartoon Industry to provide animated cartoon wireless value added services to 367 million teenagers in China. Greatdreams Cartoon Industry focuses on the research and development of computer animation software, production of cartoon programs, and development of cartoon derivative products. The joint venture will focus exclusively on cartoon content and channel resources to develop and operate wireless value added services.

Chief Executive Officer of Linktone, Michael Li commented, “We are very excited about this new joint venture with Greatdreams. The “Greatdreams Cartoon Club” program is aired for 22 minutes everyday across 500 television stations in China, and has won the hearts of our younger generation. This joint venture is a great example of our cross media strategy as we continue to make positive strides in China’s booming television and advertising market. Our focus is on the development of new and traditional media channels while using our core wireless platform to reach a broader audience. We look forward to working closely with Greatdreams to bring rich content and special animation services for the enormous teenage market in China.”

Wang Hong, Founder of Greatdreams Cartoon stated, “We are extremely pleased to work with Linktone to create new opportunities in the wireless market. By using Linktone’s extensive wireless network, we will be able to extend our reach even further into the large population of teenagers in China. Greatdreams Cartoon has developed a popular animation production based on its leading technology, large following and strong brand name in China.“

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

ABOUT GREATDREAMS CARTOON INDUTRY
Based on information technology, Greatdreams Cartoon Industry Limited Company is a large professional high-tech company that focuses on the research on computer animation software, the production of cartoon programs, and development of cartoon derivative products. Founded in June 2004 with registered capital of 60 million Yuan, Greatdreams increased it to 100 million Yuan, and enhance its project investment to 300 million Yuan in one years. At present, it has established a production base of 15,000 sqm. in Changsha National Economical and Technical Development Zone which is located in Xingsha.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com